FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Merrill Lynch Mortgage Investors, Inc.</u>	<u>000-0809-940</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, October 28, 2004, MLMI Series 2004-A4</u>	<u>333-112231</u>

Name of Person Filing the Document
(If Other than the Registrant)

04047925

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: /s/ Andrew Beal
Name: Andrew Beal
Title: Managing Director

Dated: October 28, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$475,951,000 (approximate)

MLMI 2004-A4

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

Washington Mutual Bank, FA
Servicer

October 4, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Alan Chan	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Oleg Saitskiy	(212) 449-1901
Calvin Look	(212) 449-5029

Trading

Scott Soltas	(212) 449-3659
Dan Lonski	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Edgar Seah	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

DEAL STRUCTURE SUMMARY:

MLMI 2004-A4

$475,951,000 (Approximate, Subject to Final Collateral)
Adjustable Rate Residential Mortgage Loans

Class	Principal or Notional Balance	WAL (Yrs) (Roll/Mat)(1)	Pymt Window (Months) (Roll/Mat)(1)	Certificate Interest Rates	Tranche Type	Expected Rtgs S&P/Fitch
A-1	$ 241,785,000	2.50/3.32	1-57/1-357	WAC PT	Senior	AAA/AAA
A-2-A	$ 234,166,000	2.50/3.32	1-57/1-357	WAC PT	Super Senior	AAA/AAA
A-2-B	$ 7,616,000	Information Not Provided Hereby			Senior Support	AAA/AAA
M-1	$ 8,239,000				Mezzanine	AA/AA
M-2	$ 3,245,000				Mezzanine	A/A
M-3	$ 1,498,000				Mezzanine	BBB/BBB
B-1	$ 1,248,000				Subordinate	BB/BB
B-2	$ 999,000				Subordinate	B/
B-3	$ 499,580				Subordinate	NR/NR
Total	$ 499,295,580					

(1) The WAL and Payment Windows to Roll for the Class A-1 and Class A-2-A Certificates are shown assuming all loans are paid on their 1st reset date ("CPB") at pricing speed of 25% CPR. The WAL and Payment Windows to Maturity for the Class A-1 and Class A-2-A Certificates are shown at pricing speed of 25% CPR (as described herein).

Depositor:	Merrill Lynch Mortgage Investors, Inc.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	WAMU Capital Corporation
Trustee:	Wells Fargo Bank, National Association.
Rating Agencies:	S&P and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 4 of this preliminary Term Sheet.
Cut-off Date:	October 1, 2004.
Pricing Date:	On or about October [5], 2004.
Closing Date:	On or about October 29, 2004.
Distribution Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in November 2004.
Certificates:	The "Senior Certificates" will consist of the Class A-1, Class A-2-A and Class A-2-B (the "Class A Certificates"). The "Mezzanine Certificates" will consist of the Class M-1, Class M-2 and Class M-3 Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2 and Class B-3 Certificates. The Senior Certificates, Mezzanine Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates". Only the Class A-1, Class A-2-A, Class A-2-B, Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "Offered Certificates") are being offered publicly.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.
Federal Tax Treatment:	It is anticipated that, for federal income tax purposes, the Offered Certificates will represent ownership of REMIC regular interests.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Clean-Up Call: The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 1% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Mortgage Loans: The trust will consist of a pool of adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $499,295,581 aggregate principal balance of Mortgage Loans, as of the Cut-off Date.

The Mortgage Loans pay a fixed rate of interest for the first five years and adjust annually thereafter. The Mortgage Loans are subject to a 5.000% interest rate cap on the first adjustment date and a periodic rate cap of 2.000% on each adjustment date thereafter. Substantially, all of the Mortgage Loans are subject to a maximum mortgage rate equal to the initial mortgage rate plus 5.000%.

The Mortgage Loans are one-year LIBOR indexed (approximately 21.49% of the Mortgage Loans) or one-year Treasury indexed (approximately 78.51% of the Mortgage Loans) Mortgage Loans and substantially have original terms to maturity of approximately 30 years. Approximately 90.46% of the Mortgage Loans are scheduled to pay interest only for the first 5 years, after which interest-only term the Mortgage Loans are scheduled to amortize on a 25-year fully amortizing basis. All Mortgage Loans were generally originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Accrual Period: The interest accrual period for the Senior and Subordinate Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	S&P/Fitch	Bond Sizes*	Initial Subordination*
Senior Certificates	AAA/AAA	96.85%	3.15%
Class M-1	AA/AA	1.65%	1.50%
Class M-2	A/A	0.65%	0.85%
Class M-3	BBB/BBB	0.30%	0.55%

*Preliminary and subject to revision.

Shifting Interest: Until the Distribution Date occurring before November 2009, the Subordinate Certificates will be locked out from receipt of all unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive an increasing portions of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

November 2004 - October 2009	0% Pro Rata Share
November 2009 - October 2010	30% Pro Rata Share
November 2010 - October 2011	40% Pro Rata Share
November 2011 - October 2012	60% Pro Rata Share
November 2012 - October 2012	80% Pro Rata Share
November 2013 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates reaches twice the initial subordination, on or after the distribution in November 2007, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and the Subordinate Certificates (subject to performance triggers).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates.

Allocation of Realized Losses:

Any realized losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second to the Senior Certificates, pro-rata until their certificate principal balance has been reduced to zero; provided however that any realized losses otherwise allocated to the Class A-2-A Certificates will instead be allocated to the Class A-2-B Certificates.

Certificates' Priority of Distributions:

Distributions on the Certificates will be made on each Distribution Date from available interest and principal collections received during the related due period on the Mortgage Loans, in the following order of priority:

1) To the Class A-1, Class A-2-A and Class A-2-B Certificates, pro-rata, accrued and unpaid interest at the respective certificate interest rate;
2) Concurrently, to the Class A-1, Class A-2A, Class A-2-B Certificates, such Class' pro-rata share of principal, until the certificate principal balance thereof is reduced to zero, all principal received with respect to the Mortgage Loans (other than any portion of such principal distributable to the Mezzanine and Subordinate Certificates pursuant to (4) below).
3) Sequentially to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, in that order, accrued and unpaid interest at the respective Certificate Interest Rate.
4) Sequentially to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, Class B-3 Certificates, such Class' pro-rata share of principal, until their respective certificate principal balances are reduced to zero as described under "Shifting Interest" above.

Assumptions:

25% CPR
To Weighted Average Roll Date
Initial 1 Year Treasury: 2.21%
Initial 12 Month LIBOR: 2.50375%

Assumed Mortgage Loan Characteristics

Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Interest-Only Remaining (Months)	Gross Margin(%)	Maximum Mortgage Rate(%)	Minimum Mortgage Rate(%)	Initial Rate Cap(%)	Periodic Rate Cap(%)	Next Rate Adjustment (Months)	Rate Adjustment Frequency (Months)
1-Year LIBOR	5,021,950.01	4.651	4.276	360	353	0	2.250	9.651	2.250	5.000	2.000	53	12
1-Year LIBOR	3,078,753.54	4.694	4.319	360	354	0	2.250	9.694	2.250	5.000	2.000	54	12
1-Year LIBOR	71,557,460.95	4.594	4.219	360	353	53	2.250	9.594	2.250	5.000	2.000	53	12
1-Year LIBOR	27,644,703.50	4.584	4.209	360	354	54	2.250	9.584	2.250	5.000	2.000	54	12
1-Year Treasury	519,761.75	4.875	4.500	360	352	0	2.750	9.875	2.750	5.000	2.000	52	12
1-Year Treasury	11,820,817.74	4.767	4.392	360	353	0	2.750	9.767	2.750	5.000	2.000	53	12
1-Year Treasury	4,562,096.45	4.484	4.109	360	354	0	2.750	9.484	2.750	5.000	2.000	54	12
1-Year Treasury	7,799,088.20	4.165	3.790	344	339	0	2.750	9.165	2.750	5.000	2.000	55	12
1-Year Treasury	9,906,175.59	4.383	4.008	360	356	0	2.750	9.383	2.750	5.000	2.000	56	12
1-Year Treasury	4,939,304.05	4.884	4.509	360	357	0	2.750	9.985	2.750	5.000	2.000	57	12
1-Year Treasury	883,876.00	4.987	4.612	360	351	51	2.750	9.987	2.750	5.000	2.000	51	12
1-Year Treasury	64,373,661.67	4.728	4.353	360	353	53	2.746	9.728	2.746	5.000	2.000	53	12
1-Year Treasury	34,410,698.05	4.554	4.179	360	354	54	2.750	9.554	2.750	5.000	2.000	54	12
1-Year Treasury	52,800,093.40	4.369	3.994	360	355	55	2.749	9.369	2.749	5.000	2.000	55	12
1-Year Treasury	116,259,161.95	4.639	4.264	360	356	56	2.747	9.639	2.747	5.000	2.000	56	12
1-Year Treasury	83,717,977.74	5.094	4.719	360	357	57	2.748	10.094	2.748	5.000	2.000	57	12

TOTAL MORTGAGE LOANS

Total Current Balance		$499,295,580.59	
Total Number of Loans		791	

	Average or Weighted Average [1]	Minimum	Maximum
Current Balance	$631,220.71	$125,000.01	$1,500,000.00
Original Balance	$636,406.91	$335,000.00	$1,500,000.00
Loan Rate	4.676%	3.125%	6.250%
Servicing Fee	0.375%	0.375%	0.375%
Net Loan Rate	4.301%	2.750%	5.875%
Gross Margin	2.641%	2.070%	2.855%
Maximum Loan Rate	9.677%	8.125%	11.250%
Original LTV	65.38%	6.47%	90.00%
Credit Score	746	632	816
Original Term (mos)	360	180	360
Remaining Term (mos)	355	175	357
Seasoning (mos)	5	3	9
Next Rate Reset	55	51	57
Rate Adj Freq	12	12	12
First Rate Adj Freq [2]	60	60	60
IO Original Term[3]	60	60	60
IO Remaining Term[3]	55	51	57
Top State Concentrations ($)		CA(73.51%),NY(5.11%),CT(3.01%),FL(2.79%),IL(2.76%)	
First Pay Date		02/01/04	08/01/04
Rate Change Date		01/01/09	07/01/09
Maturity Date		05/01/19	07/01/34

[1] Based on current balances

[2] The interest rates on the Mortgage Loans indexed to one-month LIBOR reset monthly, except with respect to the first rate adjustment, which occurs after the second monthly payment

[3] For interest-Only Loans only.

TOTAL MORTGAGE LOANS

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
One-Year Treasury	622	$391,992,712.59	78.51%	4.697%	746	$630,213	66.37%	29.13%
One-Year LIBOR	169	107,302,868.00	21.49	4.597	747	634,928	61.78	13.32
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Fully Amortizing	99	$47,647,947.33	9.54%	4.558%	734	$481,292	68.44%	82.31%
Interest-Only	692	451,647,633.26	90.46	4.688	747	652,670	65.06	19.76
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
100,000.01 to 200,000.00	2	$272,713.08	0.05%	4.406%	781	$136,357	76.60%	54.16%
200,000.01 to 300,000.00	2	553,750.00	0.11	5.401	771	276,875	77.71	0.00
300,000.01 to 400,000.00	130	48,400,936.00	9.69	4.686	750	372,315	66.99	28.98
400,000.01 to 500,000.00	206	94,231,605.53	18.87	4.722	744	457,435	69.16	32.98
500,000.01 to 600,000.00	141	77,778,955.09	15.58	4.681	751	551,624	67.61	31.36
600,000.01 to 700,000.00	87	56,464,939.25	11.31	4.680	741	649,022	66.74	24.92
700,000.01 to 800,000.00	59	44,166,404.51	8.85	4.753	746	748,583	67.76	38.89
800,000.01 to 900,000.00	31	26,753,470.45	5.36	4.656	744	863,015	64.91	28.75
900,000.01 to 1,000,000.00	56	54,654,828.77	10.95	4.682	747	975,979	62.84	7.06
1,000,000.01 to 1,100,000.00	22	23,248,640.65	4.66	4.593	746	1,056,756	52.07	18.32
1,100,000.01 to 1,200,000.00	16	18,625,910.82	3.73	4.644	742	1,164,119	59.88	31.37
1,200,000.01 to 1,300,000.00	11	13,864,535.42	2.78	4.504	739	1,260,412	61.88	0.00
1,300,000.01 to 1,400,000.00	10	13,596,304.55	2.72	4.534	747	1,359,630	59.66	0.00
1,400,000.01 to 1,500,000.00	18	26,682,586.47	5.34	4.594	744	1,482,366	61.37	22.19
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3.001 to 3.250	1	$413,000.00	0.08%	3.125%	730	$413,000	70.00%	0.00%
3.251 to 3.500	1	392,632.00	0.08	3.375	778	392,632	74.08	0.00
3.501 to 3.750	6	4,422,629.79	0.89	3.703	768	737,105	65.41	29.95
3.751 to 4.000	36	21,872,115.43	4.38	3.938	753	607,559	67.84	50.94
4.001 to 4.250	62	44,584,538.11	8.93	4.208	739	719,105	62.08	31.48
4.251 to 4.500	186	122,369,049.59	24.51	4.446	745	657,898	62.83	16.17
4.501 to 4.750	257	159,371,857.11	31.92	4.687	747	620,124	64.68	19.79
4.751 to 5.000	131	80,535,551.85	16.13	4.924	749	614,775	67.06	40.87
5.001 to 5.250	39	21,614,566.11	4.33	5.172	743	554,220	72.21	27.74
5.251 to 5.500	49	29,845,004.09	5.98	5.428	743	609,082	70.55	30.08
5.501 to 5.750	12	6,672,341.58	1.34	5.658	737	556,028	72.35	17.81
5.751 to 6.000	10	6,223,544.93	1.25	5.885	739	622,354	68.72	25.07
6.001 to 6.250	1	978,750.00	0.20	6.250	738	978,750	75.00	0.00
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Remaining Term

Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
175	1	$686,107.78	0.14%	4.375%	795	$686,108	48.28%	100.00%
351	2	883,876.00	0.18	4.987	735	441,938	75.50	55.20
352	1	519,761.75	0.10	4.875	687	519,762	75.00	100.00
353	246	152,773,890.37	30.60	4.666	745	621,032	64.16	20.85
354	113	69,696,251.54	13.96	4.568	753	616,781	62.87	20.11
355	95	59,913,073.82	12.00	4.342	750	630,664	64.51	32.34
356	190	126,165,337.54	25.27	4.619	742	664,028	66.55	28.30
357	143	88,657,281.79	17.76	5.083	745	619,981	68.37	29.13
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0.01 to 10.00	1	$1,100,000.00	0.22%	4.500%	702	$1,100,000	6.47%	0.00%
10.01 to 20.00	1	545,000.00	0.11	4.125	790	545,000	18.17	0.00
20.01 to 30.00	17	10,504,909.21	2.10	4.438	752	617,936	26.49	7.68
30.01 to 40.00	31	21,877,021.30	4.38	4.505	758	705,710	36.44	4.59
40.01 to 50.00	55	39,587,224.66	7.93	4.681	753	719,768	44.92	8.21
50.01 to 60.00	93	59,820,112.94	11.98	4.653	746	643,227	55.52	18.89
60.01 to 70.00	206	155,596,340.19	31.16	4.657	743	755,322	66.49	17.15
70.01 to 75.00	179	107,247,016.37	21.48	4.718	746	599,145	73.82	30.55
75.01 to 80.00	207	102,520,065.42	20.53	4.733	745	495,266	79.46	50.88
85.01 to 90.00	1	497,890.50	0.10	5.625	653	497,891	90.00	100.00
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Not Available	1	$465,167.24	0.09%	3.750%	0	$465,167	80.00%	100.00%
626 to 650	6	2,974,435.20	0.60	4.581	643	495,739	69.10	83.19
651 to 675	9	5,473,831.69	1.10	4.584	664	608,204	64.50	58.71
676 to 700	39	26,500,184.47	5.31	4.689	690	679,492	66.96	38.46
701 to 725	164	103,665,970.14	20.76	4.694	714	632,110	66.91	23.45
726 to 750	185	118,164,293.80	23.67	4.691	738	638,726	66.48	24.26
751 to 775	222	146,915,187.47	29.42	4.673	763	661,780	64.09	22.24
776 to 800	151	88,111,499.45	17.65	4.638	785	583,520	63.39	29.06
801 to 825	14	7,025,011.13	1.41	4.811	805	501,787	68.81	12.29
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Geographic Area

Geographic Area	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Alabama	1	$397,065.30	0.08%	4.125%	773	$397,065	70.92%	100.00%
Arizona	5	3,393,310.81	0.68	4.676	755	678,662	74.41	88.40
California	569	367,015,507.88	73.51	4.676	746	645,018	65.43	22.56
Colorado	7	4,104,804.25	0.82	4.658	751	586,401	65.20	13.25
Connecticut	24	15,023,525.90	3.01	4.737	748	625,980	62.11	21.31
Delaware	1	342,400.00	0.07	4.625	711	342,400	80.00	100.00
District of Columbia	2	1,200,800.00	0.24	4.589	750	600,400	71.86	0.00
Florida	23	13,951,410.48	2.79	4.763	758	606,583	60.40	31.58
Georgia	1	560,000.00	0.11	4.000	773	560,000	80.00	100.00
Illinois	20	13,788,839.46	2.76	4.634	743	689,442	65.18	28.11
Indiana	1	367,618.16	0.07	4.625	662	367,618	57.08	100.00
Kentucky	1	994,500.00	0.20	4.625	764	994,500	66.30	0.00
Maryland	2	883,941.33	0.18	4.303	742	441,971	79.11	42.76
Massachusetts	9	6,765,597.29	1.36	4.740	754	751,733	65.12	52.73
Michigan	5	2,870,205.47	0.57	4.399	711	574,041	63.76	79.72
Minnesota	3	2,046,152.70	0.41	5.354	741	682,051	64.29	30.68
Missouri	1	1,300,000.00	0.26	4.500	797	1,300,000	55.79	0.00
Nebraska	1	603,687.11	0.12	4.125	757	603,687	77.95	100.00
Nevada	6	3,324,746.18	0.67	5.013	739	554,124	65.97	13.78
New Jersey	7	3,674,546.46	0.74	4.705	762	524,935	70.52	43.90
New Mexico	1	350,258.18	0.07	4.875	785	350,258	80.00	100.00
New York	44	25,534,864.90	5.11	4.659	744	580,338	64.40	23.96
North Carolina	1	441,346.94	0.09	4.500	710	441,347	70.71	100.00
Ohio	3	1,440,367.81	0.29	4.733	730	480,123	72.18	55.74
Oregon	4	1,819,782.99	0.36	4.917	740	454,946	76.95	69.78
Pennsylvania	4	1,599,083.09	0.32	4.750	750	399,771	67.44	26.05
Rhode Island	1	650,000.00	0.13	4.500	700	650,000	32.50	0.00
South Carolina	2	950,000.00	0.19	4.576	784	475,000	35.71	0.00
Texas	2	1,199,497.18	0.24	4.563	761	599,749	77.55	100.00
Utah	2	1,051,100.00	0.21	4.768	756	525,550	54.87	0.00
Vermont	1	900,000.00	0.18	4.625	696	900,000	60.00	0.00
Virginia	12	7,327,536.33	1.47	4.573	744	610,628	67.63	41.21
Washington	23	12,655,849.32	2.53	4.617	745	550,254	70.33	42.99
Wisconsin	2	767,235.07	0.15	4.072	729	383,618	52.49	48.48
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

TOTAL MORTGAGE LOANS

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	767	$485,947,079.17	97.33%	4.676%	746	$633,569	65.52%	25.40%
Second Home	24	13,348,501.42	2.67	4.681	748	556,188	60.47	37.92
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family	694	$446,043,212.95	89.33%	4.674%	744	$642,714	65.14%	25.52%
Condominium	81	44,277,769.54	8.87	4.720	759	546,639	69.55	23.65
Coooperative	16	8,974,598.10	1.80	4.535	752	560,912	57.01	46.45
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	269	$156,092,291.24	31.26%	4.791%	748	$580,269	73.91%	36.43%
Refinance (No Cash-out)	264	175,159,684.04	35.08	4.557	744	663,484	59.60	19.18
Refinance (Cash-out)	258	168,043,605.31	33.66	4.693	746	651,332	63.50	22.62
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	222	$128,470,514.25	25.73%	4.673%	742	$578,696	71.71%	100.00%
Low Documentation	158	119,443,426.36	23.92	4.636	745	755,971	66.29	0.00
Streamlined Documentation	57	39,716,804.85	7.95	4.538	744	696,786	60.66	0.00
Verbal Verification of Employment	354	211,664,835.13	42.39	4.726	749	597,923	61.93	0.00
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2.070	1	$413,000.00	0.08%	3.125%	730	$413,000	70.00%	0.00%
2.250	170	107,702,868.00	21.57	4.599	747	633,546	61.76	13.27
2.600	6	3,350,013.96	0.67	4.723	748	558,336	67.07	26.78
2.750	613	387,025,698.63	77.51	4.698	746	631,363	66.34	29.27
2.855	1	804,000.00	0.16	5.000	765	804,000	80.00	0.00
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
8.001 to 8.250	1	$413,000.00	0.08%	3.125%	730	$413,000	70.00%	0.00%
8.251 to 8.500	1	392,632.00	0.08	3.375	778	392,632	74.08	0.00
8.501 to 8.750	6	4,422,629.79	0.89	3.703	768	737,105	65.41	29.95
8.751 to 9.000	36	21,872,115.43	4.38	3.938	753	607,559	67.84	50.94
9.001 to 9.250	62	44,584,538.11	8.93	4.208	739	719,105	62.08	31.48
9.251 to 9.500	185	121,871,032.30	24.41	4.446	745	658,762	62.78	15.83
9.501 to 9.750	257	159,371,857.11	31.92	4.687	747	620,124	64.68	19.79
9.751 to 10.000	131	80,535,551.85	16.13	4.924	749	614,775	67.06	40.87
10.001 to 10.250	39	21,614,566.11	4.33	5.172	743	554,220	72.21	27.74
10.251 to 10.500	50	30,343,021.38	6.08	5.412	742	606,860	70.59	31.23
10.501 to 10.750	12	6,672,341.58	1.34	5.658	737	556,028	72.35	17.81
10.751 to 11.000	10	6,223,544.93	1.25	5.885	739	622,354	68.72	25.07
11.001 to 11.250	1	978,750.00	0.20	6.250	738	978,750	75.00	0.00
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
January 2009	2	$883,876.00	0.18%	4.987%	735	$441,938	75.50%	55.20%
February 2009	1	519,761.75	0.10	4.875	687	519,762	75.00	100.00
March 2009	246	152,773,890.37	30.60	4.666	745	621,032	64.16	20.85
April 2009	113	69,696,251.54	13.96	4.568	753	616,781	62.87	20.11
May 2009	96	60,599,181.60	12.14	4.343	750	631,241	64.33	33.10
June 2009	190	126,165,337.54	25.27	4.619	742	664,028	66.55	28.30
July 2009	143	88,657,281.79	17.76	5.083	745	619,981	68.37	29.13
Total:	**791**	**$499,295,580.59**	**100.00%**	**4.676%**	**746**	**$631,221**	**65.38%**	**25.73%**

To Maturity

Percentage of Class A-1, Class A-2-A and Class A-2-B Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
October 25, 2005	84	79	74	69	64
October 25, 2006	71	63	55	47	40
October 25, 2007	60	49	40	32	25
October 25, 2008	50	39	30	22	16
October 25, 2009	42	31	22	15	10
October 25, 2010	35	24	16	11	7
October 25, 2011	29	19	12	7	4
October 25, 2012	24	15	9	5	3
October 25, 2013	20	12	6	3	2
October 25, 2014	16	9	5	2	1
October 25, 2015	14	7	3	2	1
October 25, 2016	11	5	2	1	0
October 25, 2017	9	4	2	1	0
October 25, 2018	7	3	1	0	0
October 25, 2019	6	2	1	0	0
October 25, 2020	5	2	1	0	0
October 25, 2021	4	1	0	0	0
October 25, 2022	3	1	0	0	0
October 25, 2023	3	1	0	0	0
October 25, 2024	2	1	0	0	0
October 25, 2025	2	0	0	0	0
October 25, 2026	1	0	0	0	0
October 25, 2027	1	0	0	0	0
October 25, 2028	1	0	0	0	0
October 25, 2029	0	0	0	0	0
October 25, 2030	0	0	0	0	0
October 25, 2031	0	0	0	0	0
October 25, 2032	0	0	0	0	0
October 25, 2033	0	0	0	0	0
October 25, 2034	0	0	0	0	0
WAL(yrs)	5.53	4.21	3.32	2.69	2.23

To Maturity

Percentage of Class M-1, Class M-2 and Class M-3 Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
October 25, 2005	100	100	100	100	100
October 25, 2006	100	100	100	100	100
October 25, 2007	100	100	100	100	100
October 25, 2008	99	82	74	70	65
October 25, 2009	88	65	55	48	42
October 25, 2010	73	51	41	33	26
October 25, 2011	61	40	30	23	17
October 25, 2012	51	31	22	15	11
October 25, 2013	42	24	16	10	7
October 25, 2014	34	19	12	7	4
October 25, 2015	28	15	8	5	3
October 25, 2016	23	11	6	3	2
October 25, 2017	19	9	4	2	1
October 25, 2018	16	7	3	1	1
October 25, 2019	13	5	2	1	0
October 25, 2020	10	4	2	1	0
October 25, 2021	8	3	1	0	0
October 25, 2022	7	2	1	0	0
October 25, 2023	5	2	1	0	0
October 25, 2024	4	1	0	0	0
October 25, 2025	3	1	0	0	0
October 25, 2026	2	1	0	0	0
October 25, 2027	2	0	0	0	0
October 25, 2028	1	0	0	0	0
October 25, 2029	1	0	0	0	0
October 25, 2030	1	0	0	0	0
October 25, 2031	0	0	0	0	0
October 25, 2032	0	0	0	0	0
October 25, 2033	0	0	0	0	0
October 25, 2034	0	0	0	0	0
WAL(yrs)	9.46	7.26	6.29	5.70	5.27

Class A-1, Class A-2-A and Class A -2-B Yield Table (To Maturity)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.74	4.332	4.331	4.329	4.327	4.326
99.76	4.325	4.323	4.320	4.318	4.314
99.78	4.318	4.315	4.312	4.308	4.303
99.80	4.311	4.307	4.303	4.298	4.292
99.82	4.304	4.299	4.294	4.288	4.281
99.84	4.297	4.292	4.285	4.278	4.270
99.86	4.290	4.284	4.276	4.268	4.259
99.88	4.283	4.276	4.268	4.258	4.247
99.90	4.276	4.268	4.259	4.248	4.236
99.92	4.270	4.260	4.250	4.238	4.225
99.94	4.263	4.253	4.241	4.229	4.214
99.96	4.256	4.245	4.233	4.219	4.203
99.98	4.249	4.237	4.224	4.209	4.192
100.00	4.242	4.229	4.215	4.199	4.181
100.02	4.235	4.222	4.206	4.189	4.170
100.04	4.228	4.214	4.198	4.179	4.158
100.06	4.221	4.206	4.189	4.169	4.147
100.08	4.214	4.198	4.180	4.160	4.136
100.10	4.207	4.190	4.171	4.150	4.125
100.12	4.200	4.183	4.163	4.140	4.114
100.14	4.193	4.175	4.154	4.130	4.103
100.16	4.186	4.167	4.145	4.120	4.092
100.18	4.179	4.159	4.136	4.110	4.081
100.20	4.172	4.152	4.128	4.101	4.070
100.22	4.166	4.144	4.119	4.091	4.059
100.24	4.159	4.136	4.110	4.081	4.048
100.26	4.152	4.128	4.102	4.071	4.037
WAL(yrs)	3.183	2.823	2.499	2.208	1.948
Payment Window	11/04 - 07/09	11/04 - 07/09	11/04 - 07/09	11/04 - 07/09	11/04 - 07/09

Class A-1, Class A-2-A and Class A -2-B Yield Table (To Weighted Average Roll Date)

	15% CPR *To Call*	20% CPR *To Call*	25% CPR *To Call*	30% CPR *To Call*	35% CPR *To Call*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.74	4.337	4.335	4.333	4.33	4.328
99.76	4.33	4.327	4.324	4.321	4.317
99.78	4.323	4.32	4.315	4.311	4.306
99.80	4.317	4.312	4.307	4.301	4.295
99.82	4.310	4.304	4.298	4.291	4.284
99.84	4.303	4.297	4.289	4.281	4.273
99.86	4.296	4.289	4.281	4.272	4.262
99.88	4.289	4.281	4.272	4.262	4.250
99.90	4.283	4.274	4.264	4.252	4.239
99.92	4.276	4.266	4.255	4.242	4.228
99.94	4.269	4.258	4.246	4.233	4.217
99.96	4.262	4.251	4.238	4.223	4.206
99.98	4.255	4.243	4.229	4.213	4.195
100.00	4.249	4.235	4.220	4.204	4.184
100.02	4.242	4.228	4.212	4.194	4.173
100.04	4.235	4.22	4.203	4.184	4.162
100.06	4.228	4.213	4.195	4.174	4.151
100.08	4.222	4.205	4.186	4.165	4.140
100.10	4.215	4.197	4.177	4.155	4.129
100.12	4.208	4.190	4.169	4.145	4.118
100.14	4.201	4.182	4.160	4.135	4.108
100.16	4.194	4.174	4.152	4.126	4.097
100.18	4.188	4.167	4.143	4.116	4.086
100.20	4.181	4.159	4.134	4.106	4.075
100.22	4.174	4.152	4.126	4.097	4.064
100.24	4.167	4.144	4.117	4.087	4.053
100.26	4.161	4.136	4.109	4.077	4.042
WAL(yrs)	3.264	2.885	2.544	2.240	1.970
Payment Window	11/04 - 07/09	11/04 - 07/09	11/04 - 07/09	11/04 - 07/09	11/04 - 07/09

Class A-1, Class A-2-A and Class A -2-B Yield Table (To Maturity)

	15 CPR To Maturity	20 CPR To Maturity	25 CPR To Maturity	30 CPR To Maturity	35 CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.74	4.420	4.399	4.380	4.365	4.352
99.76	4.415	4.393	4.373	4.356	4.342
99.78	4.411	4.387	4.366	4.348	4.332
99.80	4.406	4.382	4.359	4.340	4.322
99.82	4.402	4.376	4.352	4.331	4.312
99.84	4.397	4.370	4.345	4.323	4.302
99.86	4.393	4.365	4.338	4.314	4.292
99.88	4.389	4.359	4.331	4.306	4.282
99.90	4.384	4.353	4.325	4.298	4.272
99.92	4.380	4.348	4.318	4.289	4.262
99.94	4.375	4.342	4.311	4.281	4.252
99.96	4.371	4.336	4.304	4.272	4.242
99.98	4.366	4.331	4.297	4.264	4.232
100.00	4.362	4.325	4.290	4.256	4.223
100.02	4.357	4.319	4.283	4.247	4.213
100.04	4.353	4.314	4.276	4.239	4.203
100.06	4.348	4.308	4.269	4.231	4.193
100.08	4.344	4.303	4.262	4.222	4.183
100.10	4.339	4.297	4.255	4.214	4.173
100.12	4.335	4.291	4.248	4.205	4.163
100.14	4.330	4.286	4.241	4.197	4.153
100.16	4.326	4.280	4.234	4.189	4.143
100.18	4.321	4.274	4.227	4.180	4.133
100.20	4.317	4.269	4.220	4.172	4.123
100.22	4.313	4.263	4.213	4.164	4.114
100.24	4.308	4.257	4.206	4.155	4.104
100.26	4.304	4.252	4.200	4.147	4.094
WAL(yrs)	5.535	4.209	3.319	2.693	2.232
Payment Window	11/04 - 07/34	11/04 - 07/34	11/04 - 07/34	11/04 - 07/34	11/04 - 07/34